As Filed with the Securities and Exchange Commission on September 25, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

NOAH EDUCATION HOLDINGS LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2293

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☐  immediately upon filing

☐  on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.   ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one ordinary share of Noah Education Holdings Ltd.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$153.50

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.	Description of the Securities to be Registered

CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

	(iii)	The collection and distribution of dividends	Paragraphs (12), (13) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)

	(v)	The sale or exercise of rights	Paragraph (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)

	(vii)	Amendment or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)

	Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (18) and (22)

(3)	Fees and Charges		Paragraph (7)

Item 2.	Available Information

	Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
2(a)	Statement that Noah Education Holdings Ltd. files reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt (“ADR”)) among Noah Education Holdings Ltd. (the “Issuer”), The Bank of New York, as Depositary (the “Depositary”), and the Owners and Beneficial Owners of American Depositary Shares.

(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(3) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.	Undertakings

(a) The Depositary hereby undertakes to make available at its Corporate Trust Office, 101 Barclay Street, New York, NY 10286, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 25, 2007.

By:	THE BANK OF NEW YORK, as Depositary

By:	/s/ Keith G. Galfo
Name: Keith G. Galfo
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Noah Education Holdings Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Shenzhen, People’s Republic of China, on September 25, 2007.

NOAH EDUCATION HOLDINGS LTD.

By:	/s/ Dong Xu
Dong Xu
Chairman; Chief Executive Officer

Each of the undersigned hereby constitutes and appoints Dong Xu and Trevor Choi his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on September 25, 2007.

/s/ Dong Xu	Chief Executive Officer
Name: Dong Xu	(principal executive officer) and Chairman of Board

/s/ Trevor Choi	Chief Financial Officer
Name: Trevor Choi	(principal financial and accounting officer)

/s/ Benguo Tang	Director
Name: Benguo Tang

/s/ Xiaotong Wang	Director
Name: Xiaotong Wang

/s/ Xianquan Xiao	Director
Name: Xianquan Xiao

/s/ Conrad Kwong Yue Tsang	Director
Name: Conrad Kwong Yue Tsang

/s/ Xiao Chen	Director
Name: Xiao Chen

/s/ Guangnan Ni	Director
Name: Guangnan Ni

/s/ Donald J. Puglisi	Authorized U.S. Representative
Name: Donald J. Puglisi
Title: Managing Director Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(1)	Form of Deposit Agreement, dated as of _________________ among the Issuer, the Depositary and the Owners and Beneficial Owners of American Depositary Shares.

(2)	Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(3)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.